SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROSPECTUS FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND
DEEMED FILED PURSUANT TO RULE 14D-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 13, 2002

TELIA AB
(Name of Filer)

SONERA CORPORATION
(Subject Company)

0-30340
(Exchange Act File No. of Subject Company)

THE FOLLOWING IS A PRESENTATION USED BY TELIA AB BEGINNING ON JUNE 11, 2002.

www.telia.com Merrill Lynch TMT Conference London, 11 June 2002 Telia AB, IR 2002-06-11

www.telia.com Marianne Nivert, President and Chief Executive Officer, Telia AB Telia AB, IR 2002-06-11

Telia Q1 2002
• Positive trends for core business
• Improved underlying EBITDA margin
• 24.4%, Q1 2002 (20.9%, Q4 2001)
• Rationalization showing results in Internet Services and International Carrier
• Continued strong pressure to rationalize
• Efforts will intensify in Q2
• Sharply reduced investments
• Telia and Sonera to merge

Telia AB, IR 2002-06-11

Ongoing rationalization projects
• Concentration of customer services
• From 31 to 13
• More self-service
• More efficient supply process
• Delivery centers formed
• New Nordic organization - Telia Mobile
• Implemented 1 April
• Geographical concentration and co-location
• Ongoing
• Leaner product portfolio
• Improfitable and overlapping products are identified

Telia AB, IR 2002-06-11

Telia Mobile
• New Nordic organization
• Implemented 1 April
• Pan-Nordic services
• GPRS-roaming
• The reorganization is heightening focus on integration of fixed and mobile communication in business solutions
• Homerun at 420 sites in the Nordic region

Nordic customer base
5,011,000 (+75,000)

Telia AB, IR 2002-06-11

Telia Mobile
Sweden
• Interconnection rates lowered
• PocketMode
• Open marketplace
• 20 content providers with more than 2000 services
• Mobile intranet
• Co-operation with Microsoft and WM-data
• Java-based mobile games
• 3G-network alliance sanctioned by the Swedish Competition Authority

* Excluding 91,000 SP customers

Swedish customer base
3,459,000* (+20,000)

Telia AB, IR 2002-06-11

Telia Mobile

Lowered interconnection rates affecting ARPU

ARPU (SEK)
500
400
300
200
100
0
436
426
418
432
394
415
439
431
397
314
306
304
303
273
280
303
289
262
96
109
123
106
101
108
125
109
99
Q1 00
Q1 01
Q1 02
Subscriptions
Total
Cash

Sweden

Churn 11%

Positive MoU trend

MoU (Minutes)
200
150
100
50
0
155
167
160
170
165
180
179
181
176
117
126
123
124
119
130
131
129
121
49
58
64
54
53
62
68
63
55
Q1 00
Q1 01
Q1 02
Subscriptions
Total
Cash

Telia AB, IR 2002-06-11
7

Telia Mobile

Lowered interconnection rates affecting ARPU

ARPU (SEK)
Q1 00 Q1 01 Q1 02
Subscriptions 436 426 418 432 394 415 439 431 397

Total 314 306 304 303 273 280 303 289 262

Cash 96 109 123 106 101 108 125 109 99

Positive MoU trend
MoU (Minutes)
Q1 00 Q1 01 Q1 02
Subscriptions 155 167 160 170 165 180 179 181 176

Total 117 126 123 124 119 130 131 129 121

Cash 49 58 64 54 53 62 68 63 55

Sweden

Churn 11%

Telia AB, IR 2002-06-11

Telia Mobile

Norway

Norwegian customer base
985,000* (+15,000)

* Excluding 99,000 SP customers

TELIA

Telia AB, IR 2002-06-11
8

Telia Mobile

Norway
• Higher sales and improved margin
• Positive ARPU trend
• Continued strong SMS growth
• Expert - new distribution channel

* Excluding 99,000 SP customers

Norwegian customer base
985,000* (+15,000)
Telia AB, IR 2002-06-11

Telia Mobile

Higher ARPU and MoU

Norway
Churn 30%
ARPU (NOK)
600
500
400
300
200
100
0
460
485
528
496
487
534
567
524
536
289
301
327
308
292
317
341
317
326
118
124
127
119
107
115
128
125
121
Q1 00
Q1 01
Q1 02
Subscriptions
Total
Cash

MoU (Minutes)
250
200
150
100
50
0
198
223
225
209
210
231
237
232
230
130
143
145
136
131
141
146
142
144
63
66
66
62
56
57
61
58
59
Q1 00
Q1 01
Q1 02
Subscriptions
Total
Cash

Telia AB, IR 2002-06-11
9

Telia Mobile
Higher ARPU and MoU

ARPU (NOK)
Q1 00 Q1 01 Q1 02

Subscriptions 460 485 528 496 487 534 567 524 536

Total 289 301 327 308 292 317 341 317 326

Cash
118 124 127 119 107 115 128 125 121

MoU (Minutes)
Q1 00 Q1 01 Q1 02

Subscriptions 198 223 225 209 210 231 237 232 230

Total 130 143 145 136 131 141 146 142 144

Cash 63 66 66 62 56 57 61 58 59

Norway

Churn 30%

Telia AB, IR 2002-06-11

Telia Mobile

Denmark
• Improved margin
• New bundling of subscriptions
• Completion of the 900 GSM network

Finland
• Higher sales
• New roaming agreement
• New agreements on installation of Homerun

Danish customer base
322,000 (+34,000)
Finnish customer base
245,000 (+6,000)

Telia AB, IR 2002-06-11

Telia Mobile

Baltic/Russia
• Rapid expansion
• Improved earnings
• Good growth potential

Baltic/Russian customer base
2,351,000* (+314,000)

Russia
North West GSM (25.6%)
944,000*)
+195,000

Estonia
Eesti Mobiiltelefon (24.5%)
391,000*)
+8,000

Latvia
Latvijas Mobilais Telefons (24.5%)
389,000*)
+40,000

Lithuania
Omnitel (27.5%)
627,000*)
+71,000

*) Total

Telia AB, IR 2002-06-11

Telia Internet Services

Focus on rapid profitability enhancement:
• Continued sales growth
• +36%, Q1 2002
• Rate increases for broadband
• Continued rationalization and reduced expenditures for R&D
• New services
• 1Mbit/s over cable TV
• MTV Live
• Telia RoamConnect, Telia Internet För Alla
• Strong increase in demand in the business segment

Telia AB, IR 2002-06-11

Telia Internet Services

Growth - Number of broadband customers

(thousands)
300
250
200
150
100
50
0
Q1 01
Q2 01
Q3 01
Q4 01
Q1 02
Skanova
ADSL/LAN
Sweden
Denmark
High-speed cable Internet

Telia AB, IR 2002-06-11
13

Telia Internet Services Growth - Number of broadband customers (thousands) Q1 01 Q2 01 Q3 01 Q4 01 Q1 02 Skanova ADSL/LAN Sweden Denmark High-speed cable Internet Telia AB, IR 2002-06-11

Telia International Carrier

Focus on positive cash flow
• Continued improvement of margins
• Sharp reduction in investment level
• Higher order inflow, capacity, and IP traffic
• Network in the USA, now generating revenues
• Network acquisitions in the UK are reinforcing growth opportunities and lowering the cost of capacity

Telia AB, IR 2002-06-11

Telia International Carrier

Ongoing rationalization measures

• Concentration of utilization of premises     Initiated
• Reduction of consultant costs     In progress
• Concentration of operating agreements     In progress
• Replacement of contracted capacity     In progress
• Focus on sales and marketing     Completed
• Tightening of credit policy     Completed

Telia AB, IR 2002-06-11

Telia Networks

• Rationalization projects in progress
• Local preselection implemented 2 Feb
• Higher wholesale sales partially compensating for decline in the retail market
• Healthy demand for broadband access
• Danish operations reporting positive EBITDA
• Netia under restructure
• Geographical concentration and co-location

Telia AB, IR 2002-06-11

Financial targets

Telia Group – medium term
• Sales growth 8%
• Underlying EBITDA margin 25-30%

Telia International Carrier
• Positive underlying EBITDA on a monthly basis by year-end 2002

Telia Internet Services
• Positive underlying EBITDA on a monthly basis by year-end 2003

Telia AB, IR 2002-06-11

Overall objectives Improved free cash flow through • Revenue growth • Improved margins • Reduced capex Telia AB, IR 2002-06-11

Net sales

Growth +2%, Q1 2002
Core business +9%, Q1 2002
MSEK
16,000
12,000
8,000
4,000
0
12,857
13,592
13,885
58,000
54,000
50,000
46,000
42,000
Moving 12-months (MSEK)
Quarter
Q1 00
Q1 01
Q1 02

Telia AB, IR 2002-06-11
19

Net sales Growth +2%, Q1 2002 Core business +9%, Q1 2002 Moving 12-months (MSEK) Quarter Q1 00 Q1 01 Q1 02 MSEK 12,857 13,592 13,885 Telia AB, IR 2002-06-11

Underlying EBITDA

MSEK
4,000
3,000
2,000
1,000
0
3,260
3,348
3,381
28%
26%
24%
22%
20%
Moving 12-months margin
Quarter
Q1 00
Q1 01
Q1 02

Telia AB, IR 2002-06-11
20

Underlying EBITDA Growth +1%, Q1 2002 Core business +5%, Q1 2002 Moving 12-months margin Quarter Q1 00 Q1 01 Q1 02 MSEK 3,260 3,348 3,381 Telia AB, IR 2002-06-11

Income

Income after financial items

MSEK
2,500
2,000
1,500
1,000
500
0
502
535
Q1 01
Q2 01
Q3 01
Q4 01
Q1 02

Telia AB, IR 2002-06-11
21

Income Income after financial items MSEK Q1 01 Q2 01 Q3 01 Q4 01 Q1 02 502 535 Telia AB, IR 2002-06-11

Investments

Reduction 44%, Q1 2002
MSEK
18,000
12,000
6,000
0
4,644
3,659
2,053
Q1 00
Q2 00
Q3 00
Q4 00
Q1 01
Q2 01
Q3 01
Q4 01
Q1 02
Thereof capex

Telia AB, IR 2002-06-11
22

Investments Reduction 44%, Q1 2002 MSEK Q1 00 Q2 00 Q3 00 Q4 00 Q1 01 Q2 01 Q3 01 Q4 01 Q1 02 4,644 3,659 2,053 — Thereof capex Telia AB, IR 2002-06-11

Cash flow

Lower investment level strengthening cash flow

MSEK Jan-Mar 2002 Jan-Mar 2001

Cash flow before change in working capital 2,682 2,661
Change in working capital -1,808 -2,175
Cash flow from operating activities 874 486
Cash flow from investing activities -1,739 -3,512

Operating cash flow -865 -3,026

Telia AB, IR 2002-06-11

Net debt

Change in net debt

MSEK
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
10,661
327
2,010
3,381
2,291
11,908
1 Jan 2002
Taxes
Invest-ments
Underl. EBITDA
Other
31 March 2002

Telia AB, IR 2002-06-11
24

Net debt Change in net debt MSEK 1 Jan 2002 Taxes Investments Underl. EBITDA Other 31 March 2002 10,661 327 2,010 3,381 2,291 11,908 Telia AB, IR 2002-06-11

Financial position

Strong financial position

Debt/Equity ratio 0.20

GSEK
60
50
40
30
20
10
0
58.6
11.9
Adjusted equity
Interest-bearing net debt

Telia AB, IR 2002-06-11
25

Financial position Strong financial position Debt/Equity ratio 0.20 GSEK Adjusted equity Interest-bearing net debt 58.6 11.9 Telia AB, IR 2002-06-11

Telia-Sonera

A Nordic and Baltic mobile leader

Controlling interest
Non-controlling interest

Sweden
Market share: 49%

Norway
Market share: 32%

Denmark
Market share: 8%

#2
#1
#1
#4
#1
#1
#1

Finland
Market share: 61%

EMT
Market share: 54%

LMT
Market share: 57%

Omnitel
Market share: 58%

Note:
Market shares based on subscriptions

TELIA

Telia AB, IR 2002-06-11
26

Telia-Sonera

A Nordic and Baltic mobile leader

Sweden
Market share: 49%

Norway
Market share: 32%

Denmark
Market share: 8%

Finland
Market share: 61%

EMT
Market share: 54%

LMT
Market share: 57%

Omnitel
Market share: 58%

#2

#1
#1

#4

#1

#1

#1

Note:
Market shares based on subscriptions

— Controlling interest

— Non-controlling interest

Telia AB, IR 2002-06-11

A powerful combination

• Creation of the leading Nordic and Baltic operator
• Strong financial resources and cash flow
• Significant synergies
• Footprint and customer base will attract best of breed partners
• Partner for future consolidation
• Governance to deliver change
• Profit and cash flow driven culture

Telia AB, IR 2002-06-11

(Telia logo)

Additional Information

The combination of Telia and Sonera will be implemented through an exchange offer made by Telia to the shareholders of Sonera. This presentation is neither an offer to purchase nor a solicitaion of an offer to sell shares of Sonera. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 that will be filed with the U.S. Securities and Exchange Commission (the “SEC”). Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the Schedule TO and other documents relating to the offer that will be filed by Telia with the SEC because these documents will contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-2 that will be filed with the SEC by Sonera relating to the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Telia and Sonera with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-2 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden Attention: External Communications and Investor Relations (tel: 46 8 7137143), or Sonera Corporation, Investor Relations, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland, Attention: Investor Relations (tel: 358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-2 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.